Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3749
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6251
Pre-Tax Preferred Stock Dividends	$2,112

FIXED CHARGES:
Interest Expense	$44,698
Amortization of Debt Premium, Discount and Expense	401
Interest Component of Rentals	1,288

Total Fixed Charges	46,387
Pre-Tax Preferred Stock Dividends	2,112

Total Fixed Charges and Preferred Stock Dividends	$48,499

EARNINGS:
Net Income before Dividends on Preferred Stock	$97,798
Add:
Income Taxes	58,644
Total Fixed Charges	46,387

Total Earnings	$202,829

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.2